Mail Stop 3561

December 26, 2007

Dennis M. Hanson
Chief Financial Officer
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453

> **Re:** **Steinway Musical Instruments, Inc.**
> **File No. 001-11911**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**
> **Form 8-K Furnished November 8, 2007**

Dear Mr. Hanson:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 22

1. Please briefly describe or cross-reference to disclosure elsewhere in your filing that addresses the significant factors and/or items that have materially affected the comparability of the data presented in your table of selected financial data. At a minimum, it appears that such disclosure would be appropriate for "income from operations," "net (loss) income" and "margins" for 2006 and 2003. Additionally, disclose cash dividends declared per common share. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

2. Your disclosure of the percentages of sales recognized by location for the piano and band segments for 2006 is not consistent with the revenue information disclosed for the segments in Note 17 (Segment Information) to the financial statements. Please explain to us the reason for the differences.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, page 44

3. Please tell us and expand Note 2 to your financial statements to disclose where shipping and handling costs and related amounts billed to customers are classified in your statement of operations. If shipping and handling costs are significant and are not included in cost of sales, your expanded disclosure should state both the amount(s) of such costs and the line(s) on the income statement that include such costs. Refer to paragraph 6 of EITF 00-10 for further guidance.

Revenue Recognition, page 44

4. In accordance with Rule 5-03(1) of Regulation S-X, please separately disclose the amount of revenue obtained from restoration services and rentals, either on the face of your statements of operations or in the notes to the financial statements. If such revenue is not material, please disclose such fact.

Accounts, Notes and Other Receivables, Net, page 45

5. We note that you recorded provisions for doubtful accounts in 2006 coincident with the bankruptcies of two large band dealers. Please explain to us the basis for the timing of when these provisions were recorded. From your disclosure on page 30, we note that it may be many months (as many as 12) before payments are received with regard to accounts receivable associated with band instrument dealers. In view of this extended payment period, explain to us generally, and specifically for these two dealers, how you monitor accounts for collectibility on an ongoing basis and when you determine accounts to be uncollectible for purposes of recording a provision. Specifically, with regard to these two dealers, explain to us why you were not able to assess the potential for uncollectibility of receivables until they filed for bankruptcy. Include in your response a schedule of sales made to these dealers within a year of when you became aware of their respective bankruptcies and an aging of receivables at these dates for each.

6. In conjunction with the preceding comment, please explain to us how the extended payment period associated with your accounts receivables satisfies the revenue recognition criteria that "collectibility is reasonably assured" such that the revenue associated with these receivables may be recognized at the time of sale. Our concern is the effect that your policy has on the timing of revenue recognition if collectibility of the associated receivables is not determinable until subsequent ability to pay is determinable, or at a later time when payment becomes due.

6. Goodwill, Trademarks, and Other Intangible Assets, page 50

7. We note from Note 17 to your financial statements that the Band & Orchestral segment has a consistent history of net losses with the potential for negative operating cash flows. In this regard, please explain to us how you have concluded that goodwill and trademarks assigned to this segment are not impaired. Provide us with a copy of your last impairment test performed in accordance with paragraphs 19-21 of SFAS No. 142, and explain to us how your determination of the underlying fair value is in accordance with paragraphs 23-25 of SFAS No. 142. With regard to trademarks, tell us how your testing of impairment complies with paragraph 17 of FAS 142 and provide us with a copy of your latest impairment test that clearly shows your determination of the underlying fair value in accordance with paragraphs 23-25 of FAS 142. Also, tell us how your analyses considered the reduction in order volume of large dealers due to changes in strategic growth initiatives and bankruptcies disclosed on page 24 -- particularly the bankruptcies of the two large dealers of this segment disclosed on page 23.

19. Quarterly Financial Data (Unaudited), page 74

8. Please disclose material extraordinary, unusual, or infrequently occurring items for each quarter presented pursuant to Item 302(A)(3) of Regulation S-K. For example, we note disclosures elsewhere regarding the impact of debt refinancing on the first and second quarters of fiscal 2006 and the provision for doubtful accounts on the second quarter of fiscal 2006.

Item 9A. Controls and Procedures, page 76

9. The conclusion of your evaluating officers with respect to "disclosure controls and procedures" appears qualified in that you make specific reference to only a portion of the definition of such, as specified in Exchange Act rules 13a-15(e) and 15d-15(e). Please represent to us whether or not your disclosure controls and procedures were qualified with regard to any aspect of the definition, and if so, the facts and circumstances associated with this qualification. Ensure the conclusion of the evaluating officers included in subsequent periodic reports filed refers to all aspects of the definition of disclosure controls and procedures, as appropriate.

Form 8-K Furnished November 8, 2007

Exhibit 99.1

10. You have disclosed the non-GAAP measure "Adjusted EBITDA" as both a performance and liquidity measure in your press release furnished on Form 8-K. However, we do not believe that you have adequately explained why the presentation of Adjusted EBITDA is useful to investors as a performance measure. In this regard, tell us and expand your disclosure to discuss the substantive reasons specific to you that demonstrate Adjusted EBITDA's usefulness as a measure of your core operating performance. In doing so, specifically disclose the relevancy of each adjusting item to the evaluation of the performance of your company. As part of your response, please provide a sample of your expanded disclosure. Alternatively, discontinue the presentation of this measure. To the extent that you continue to believe that Adjusted EBITDA is useful as a performance measure, please reconcile this measure to net income/loss and not to "income from operations." Refer to Item 10(e)(1)(i) of Regulation S-K, as well as Question 15 of our release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," for further guidance.

11. You disclose that certain of your debt covenants are based upon "Adjusted EBITDA." In this regard, we note that the disclosure of Adjusted EBITDA may be useful to an investor's understanding of your company's financial condition and/or liquidity if such covenants are material to a debt agreement that is deemed to be material to your company. To the extent that your non-GAAP measure is material to your debt arrangements and associated liquidity, please expand your disclosure with regard to its usefulness to provide information including, but not limited to:

• the specific debt arrangements that include covenants associated with this measure and amount of related debt that is outstanding;
• the materiality of each debt arrangement and covenant to your liquidity and financial condition;
• the amounts or limits required for compliance with the material covenants to your debt arrangements that are based upon Adjusted EBITDA, as well as the calculated amounts of these financial covenant measures and/or ratios ;
• the actual or reasonably likely effects of compliance or non-compliance with the related covenants on your financial condition and/or liquidity, and a statement with regard to your compliance with each.

We also note that when used as a liquidity measure, "cash flows from operating activities" is the most directly comparable GAAP measure, to which Adjusted EBITDA should be reconciled. Please revise your reconciliation accordingly. As part of your response, please provide a sample of your proposed expanded disclosure. Refer to Question 10 and Question 12 of our release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for further guidance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief